EXHIBIT 16.1<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />July 18, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.20549

RE:  China Digital Media Corporation Form 8-K

We resigned on July 18, 2005 as the independent registered public accountant of China Digital Media Corporation.

We have read the statements that we understand China Digital Media Corporation will include under Item 4.01 of the Form 8-K report that it will file regarding the change of auditors. We agree with the statements that were made regarding our firm. We have no basis to agree or disagree with any other statements made under Item 4.01.

/s/ Perrella & Associates, P.A.

Pompano Beach, Florida